MDS Inc. Normal Course Issuer Bid

Toronto, Canada - June 19, 2003... MDS Inc. (TSX: MDS, NYSE: MDZ) announced today it has filed a Notice of Intention to make a normal course issuer bid to purchase up to 6,000,000 (5.16% of the public float of 116,231,662) Common Shares from time to time during the next 12 months, if deemed appropriate by its Chief Executive Officer and Chief Financial Officer of the Company. This will replace the Normal Course Issuer Bid, which expires on June 20, 2003 and under which; purchases of 273,850 Common Shares at an Average Price of $18.44 were made.

Under the new bid, MDS may purchase through the facilities of the TSX; up to 6,000,000 Common Shares. As of May 31, 2003, there were 140,718,517 common shares issued and outstanding. The purchases may begin June 21, 2003 and will end no later than June 20, 2004. The shares will be purchased through the facilities of the TSX at market price.

Since all purchases of Common Shares associated with the issuer bid will be made in the open market, the Company is not in a position to know the identity of those from whom it may purchase Common Shares. To the best of its knowledge and belief, after reasonable enquiry, no director, senior officer, associate of a director or senior officer of the Company, or person acting jointly or in concert with the Corporation, intends to dispose of shares under this normal course issuer bid.

The Company has determined that any purchase of its outstanding Common Shares is an attractive investment opportunity and an appropriate use of the funds.

About MDS Inc.

MDS Inc. (TSX: MDS; NYSE: MDZ) is an international health and life sciences company that is focused on fighting disease in numerous ways. Its products and services include: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research and clinical development services for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs more than 10,000 highly skilled people at its global operations on four continents. Detailed information about MDS Inc. is available on the web at www.mdsintl.com.

For further information contact:

Sharon Mathers Vice-President Investor Relations & Corporate Communications 416-675-6777 x 2695 smathers@mdsintl.com